UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HOOKIPA PHARMA INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43906K 100

(CUSIP Number)

April 17, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43906K 100

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,333,588
(7) Sole dispositive power 0
(8) Shared dispositive power 1,333,588
(9)	Aggregate amount beneficially owned by each reporting person 1,333,588(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%(2)
(12)	Type of reporting person (see instructions) CO

(1)

Takeda Pharmaceutical Company Limited’s beneficial ownership of the issuer’s Common Stock is comprised of 1,333,588 shares of Common Stock held by Takeda Ventures, Inc., a wholly-owned indirect subsidiary of Takeda Pharmaceutical Company Limited. Takeda Ventures, Inc. is owned directly by Takeda Pharmaceuticals U.S.A., Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (58.09%) and Takeda Pharmaceuticals International AG (41.91%). Takeda Pharmaceuticals International AG is a wholly-owned direct subsidiary of Takeda Pharmaceutical Company Limited.

(2)

Based on 21,588,756 shares of Common Stock outstanding after the issuer’s initial public offering, as disclosed in the issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 19, 2019 (the “Final Prospectus”).

Page 2 of 8 pages

CUSIP No. 43906K 100

(1)	Names of reporting persons Takeda Pharmaceuticals International AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 558,907(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 558,907(1)
(9)	Aggregate amount beneficially owned by each reporting person 558,907(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.6%(2)
(12)	Type of reporting person (see instructions) CO

(1)

Takeda Pharmaceuticals International AG’s beneficial ownership of the issuer’s Common Stock is comprised of 558,907 of the 1,333,588 shares of Common Stock held by Takeda Ventures, Inc., an indirect subsidiary of Takeda Pharmaceuticals International AG. Takeda Pharmaceuticals International AG owns 41.91% of Takeda Pharmaceuticals U.S.A., and Takeda Ventures, Inc. is a wholly-owned direct subsidiary of Takeda Pharmaceuticals U.S.A., Inc.

(2)	Based on 21,588,756 shares of Common Stock outstanding after the issuer’s initial public offering, as disclosed in the issuer’s Final Prospectus.

Page 3 of 8 pages

CUSIP No. 43906K 100

(1)	Names of reporting persons Takeda Pharmaceuticals U.S.A., Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,333,588
(7) Sole dispositive power 0
(8) Shared dispositive power 1,333,588
(9)	Aggregate amount beneficially owned by each reporting person 1,333,588(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%(2)
(12)	Type of reporting person (see instructions) CO

(1)

Takeda Pharmaceuticals U.S.A., Inc.’s beneficial ownership of the issuer’s Common Stock is comprised of 1,333,588 shares of Common Stock held by Takeda Ventures, Inc., a wholly-owned direct subsidiary of Takeda Pharmaceuticals U.S.A.

(2)	Based on 21,588,756 shares of Common Stock outstanding after the issuer’s initial public offering, as disclosed in the issuer’s Final Prospectus.

Page 4 of 8 pages

CUSIP No. 43906K 100

(1)	Names of reporting persons Takeda Ventures, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,333,588
(7) Sole dispositive power 0
(8) Shared dispositive power 1,333,588
(9)	Aggregate amount beneficially owned by each reporting person 1,333,588
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%(1)
(12)	Type of reporting person (see instructions) CO

(1)	Based on 21,588,756 shares of Common Stock outstanding after the issuer’s initial public offering, as disclosed in the issuer’s Final Prospectus.

Page 5 of 8 pages

Item 1(a)	Name of issuer:

HOOKIPA Pharma Inc.

Item 1(b)	Address of issuer’s principal executive offices:

350 Fifth Avenue, 72nd Floor, Suite 7240, New York, New York 10118

Item 2(a)	Name of person filing:

Takeda Pharmaceutical Company Limited

Takeda Pharmaceuticals International AG

Takeda Pharmaceuticals U.S.A., Inc.

Takeda Ventures, Inc.

Item 2(b)	Address of principal business office or, if none, residence:

Takeda Pharmaceutical Company Limited – 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8668, Japan

Takeda Pharmaceuticals International AG – Thurgauerstrasse 130, 8152 Glattpark-Opfikon, Zurich, Switzerland

Takeda Pharmaceuticals U.S.A., Inc. – One Takeda Parkway, Deerfield, IL 60015, USA

Takeda Ventures, Inc. – 435 Tasso Street, Suite 300, Palo Alto, CA 94301, USA

Item 2(c)	Citizenship:

Takeda Pharmaceutical Company Limited – Japan

Takeda Pharmaceuticals International AG – Switzerland

Takeda Pharmaceuticals U.S.A., Inc. – United States

Takeda Ventures, Inc. – United States

Item 2(d)	Title of class of securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

43906K 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b) Percent of class: See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

Page 6 of 8 pages

(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

The percentages used herein and in this Item 4 are calculated based on 21,588,756 shares of Common Stock outstanding after the issuer’s initial public offering, as disclosed in the issuer’s Final Prospectus.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 7 of 8 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Andrew S. Plump
	Name:	Andrew S. Plump
	Title:	Director and Chief Medical & Scientific Officer

TAKEDA PHARMACEUTICALS INTERNATIONAL AG

By	/s/ Andrea Ferrari
	Name:	Andrea Ferrari
	Title:	Director and Secretary

TAKEDA PHARMACEUTICALS U.S.A., INC.

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Assistant Secretary

TAKEDA VENTURES, INC.

By	/s/ Michael Martin
	Name:	Michael Martin
	Title:	President

Page 8 of 8 pages

INDEX TO EXHIBITS

Exhibit 99.1	Identification of the subsidiary which acquired the security being reported on by the parent holding company

Exhibit 99.2	Joint Filing Agreement